UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Pope Resources, A Delaware Limited Partnership

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

732857107

(CUSIP Number)

Marcus J. Williams

Davis Wright Tremaine LLP

920 Fifth Avenue, Suite 3300

Seattle, WA 98104

(206) 622-3150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 732857107

1	NAMES OF REPORTING PERSONS Pope MGP, Inc. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 6,000
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 6,000
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 * (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Less than one percent.
(1)	Pope MGP, Inc. is the managing general partner of the Issuer and in such capacity exercises substantial control over the Issuer’s business and affairs.
(2)

Based on 4,365,903 units of the Issuer’s limited partnership interests outstanding as of February 15, 2019, as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the Securities and Exchange Commission (“Commission”) on March 5, 2019.

CUSIP No. 732857107

1	NAMES OF REPORTING PERSONS Pope EGP, Inc. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 54,000
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 54,000
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Pope EGP, Inc. is the equity general partner of the Issuer and, in such capacity and subject to certain conditions specified in the Issuer’s Agreement of Limited Partnership, has the ability to control the Issuer’s business and affairs.

(2)

Based on 4,365,903 units of the Issuer’s limited partnership interests outstanding as of February 15, 2019, as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on March 5, 2019.

CUSIP No. 732857107

1	NAMES OF REPORTING PERSONS Maria M. Pope
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 52,705 (1)(3)
	8	SHARED VOTING POWER: 258,244 (2)(4)
	9	SOLE DISPOSITIVE POWER: 52,705 (1)(3)
	10	SHARED DISPOSITIVE POWER: 258,244 (2)(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310,949 (1)(2)(3)(4)(5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.1% (1)(2)(3)(4)(6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 1,832 unvested restricted units.
(2)

Includes 198,244 units held by PT Pope Properties LLC in which the Reporting Person shares beneficial ownership. The Reporting Person is the managing member of PT Pope Properties LLC. The Reporting Person disclaims beneficial ownership of such units except to the extent of her pecuniary interest in PT Pope Properties LLC.

(3)

Includes 49,307 units held by PMG Family Limited Partnership which is controlled by the Reporting Person. The Reporting Person disclaims beneficial ownership of such units except to the extent of her pecuniary interest in PMG Family Limited Partnership.

(4)

Includes 6,000 units held by Pope MGP, Inc. (“MGP”) and 54,000 units held by Pope EGP, Inc. (“EGP”). MGP and EGP are the Issuer’s general partners. The Reporting Person is deemed to share voting and dispositive power over the units held by MGP and EGP by virtue of her position as the sole trustee of PMG Trust UTA dated June 28, 2016 (“PMG Trust”), which does not own any Units but which owns 50% of the outstanding capital stock of each of MGP and EGP. The Reporting Person is thus deemed to have shared beneficial ownership of the Units held by each of MGP and EGP by virtue the Issuer’s Partnership Agreement and a shareholders agreement (the “Shareholders Agreement”) among the Partnership, MGP, EGP, the Reporting Person’s predecessor in interest, certain other reporting persons identified in this filing, and certain other persons party thereto the Shareholders Agreement. The Shareholders Agreement is filed as Exhibit 9.1 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and is incorporated herein by reference. The Reporting Person disclaims beneficial ownership of the units held by each of MGP and EGP except to the extent of her pecuniary interest therein.

(5)	PMG Trust acquired the shares of capital stock of each of MGP and EGP not theretofore held by it pursuant to a nonjudicial agreement dated as of November 14, 2018.
(6)

Based on 4,365,903 units of the Issuer’s limited partnership interests outstanding as of February 15, 2019, as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on March 5, 2019.

CUSIP No. 732857107

1	NAMES OF REPORTING PERSONS PT Pope Properties LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 198,244
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 198,244
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,244
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 4,365,903 units of the Issuer’s limited partnership interests outstanding as of February 15, 2019, as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on March 5, 2019.

CUSIP No. 732857107

1	NAMES OF REPORTING PERSONS PMG Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 49,307
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 49,307
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on 4,365,903 units of the Issuer’s limited partnership interests outstanding as of February 15, 2019, as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on March 5, 2019.

CUSIP No. 732857107

1	NAMES OF REPORTING PERSONS Gordon P. Andrews
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 488,237(1)
	8	SHARED VOTING POWER: 81,818(2)
	9	SOLE DISPOSITIVE POWER: 488,237(1)
	10	SHARED DISPOSITIVE POWER: 81,818(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 570,055 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.0%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes 437,113 Units held in the Emily T. Andrews Revocable Trust of 1987 (“Andrews Trust”). Gordon Andrews is the sole trustee of the Andrews Trust. Also includes 1,090 Units held in the Adolphus Andrews, Jr. Trust, of which the reporting person is sole trustee, and 617 Units owned by an adult child of the reporting person, over which Units the reporting person disclaims beneficial ownership.

(2)

Includes 6,000 units held by MGP and 54,000 units held by EGP. MGP and EGP are the Issuer’s general partners. The Reporting Person is deemed to share voting and dispositive power over the units held by MGP and EGP by virtue of equity ownership by the Andrews Trust in each of MGP and EGP by virtue of the Shareholders Agreement. The Reporting Person disclaims beneficial ownership of the units held by each of MGP and EGP except to the extent of his pecuniary interest therein.

(3)	Includes 21,818 Units held within the Gordon Pope Andrews Descendants Trust U/T/D December 31, 2012 (“Descendants Trust”), as further described herein.
(4)

Based on 4,365,903 units of the Issuer’s limited partnership interests outstanding as of February 15, 2019, as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on March 5, 2019.

CUSIP No. 732857107

1	NAMES OF REPORTING PERSONS Gordon P. Andrews Descendants Trust U/T/A December 31, 2012
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 21,818(1)
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 21,818(1)
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,818 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Less than 1%
(1)

Represents Units held in the Descendants’-Trust, of which the reporting person is both a co-trustee and a beneficiary. The reporting person disclaims beneficial ownership of such Units except to the extent of his pecuniary interest therein.

(2)

Based on 4,365,903 units of the Issuer’s limited partnership interests outstanding as of February 15, 2019, as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on March 5, 2019.

CUSIP No. 732857107

1	NAMES OF REPORTING PERSONS Emily T. Andrews 1987 Revocable Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 437,113
	8	SHARED VOTING POWER: 60,000 (2)
	9	SOLE DISPOSITIVE POWER: 437,113
	10	SHARED DISPOSITIVE POWER: 60,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 497,113 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.4% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Gordon P. Andrews is the sole trustee of the Andrews Trust.
(2)

Includes 6,000 units held by MGP and 54,000 units held by EGP. MGP and EGP are the Issuer’s general partners. The Reporting Person is deemed to share voting and dispositive power over the units held by MGP and EGP by virtue of equity ownership by the Andrews Trust in each of MGP and EGP by virtue of the Shareholders Agreement. The Reporting Person disclaims beneficial ownership of the units held by each of MGP and EGP except to the extent of its pecuniary interest therein.

(3)

Based on 4,365,903 units of the Issuer’s limited partnership interests outstanding as of February 15, 2019, as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on March 5, 2019.

Schedule 13D

Explanatory Note. This Schedule 13D reflects certain beneficial ownership arrangements established in connection with the formation of the Issuer on October 28, 1985, which arrangements were previously exempt from reporting pursuant to Rule 13d-1(d), as updated to reflect certain events relating to the current beneficial ownership of the reporting persons who are deemed to beneficially own such securities as of the date hereof. The subsequent changes in beneficial ownership were required or permitted under the Issuer’s Agreement of Limited Partnership dated November 7, 1985 (as heretofore amended and restated, the “Partnership Agreement”) and the Shareholders Agreement dated as of November 7, 1985, among Pope MGP, Inc., a Delaware corporation and the managing general partner of the Issuer (“MGP”), Pope EGP, Inc., a Delaware corporation and the equity general partner of the Issuer (“EGP”), and the other persons party thereto, who are the predecessors in interest of the reporting persons identified herein (the “Shareholders Agreement”). The Partnership Agreement is filed as Exhibit 3.2 to the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the Commission on March 5, 2019 (“Annual Report”), and is incorporated herein by reference. The Shareholders Agreement is filed as Exhibit 9.1 to the Annual Report and is incorporated herein by reference. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Shareholders Agreement.

The interests reported herein give effect to the succession of the Pope General Partner Shareholder and the Andrews General Partner Shareholder, and the current as well as certain other changes in beneficial ownership, (or the form thereof) prior to the date of this report. The control arrangements reported herein reflect the current status of the board of directors of MGP, comprised in accordance with Section 7.1 of the Shareholders Agreement, as reported in the Annual Report.

ITEM 1.	SECURITY AND ISSUER

This statement relates to the Limited Partnership Units (the “Units”) of Pope Resources, A Delaware Limited Partnership (the “Issuer”). The principal executive office of the Issuer is located at 19950 7th Avenue NE, Suite 200, Poulsbo, Washington 98370.

ITEM 2.	IDENTITY AND BACKGROUND

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them are as follows:

(a)

Maria M. Pope, Gordon P. Andrews, PT Pope Properties LLC, PMG Family Limited Partnership, Emily T. Andrews 1987 Revocable Trust, Pope MGP, Inc. and Pope EGP, Inc. (each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b)	The business address of each of the Reporting Persons is 19950 7th Avenue NE, Suite 200, Poulsbo, Washington 98370.

(c)	Present principal occupation or employment of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Maria M. Pope is a director of MGP and EGP and has the same business address as the Issuer. Ms. Pope is also a director and is the Chief Executive Officer of Portland General Electric, Inc. (NYSE: POR) and serves on the board of directors of Umpqua Holdings Corporation (Nasdaq: UMPQ).

Gordon P. Andrews is the President of A-D Real Estate Management, Inc., a privately held real estate development company. Mr. Andrews also serves as an advisor to MGP and as a director of EGP.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	U.S.A.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons are the successors in interest to the controlling equityholders of the Issuer as established at the time of the Issuer’s spinout from Pope & Talbot, Inc., in 1986. The Reporting Persons are making this filing to disclose the current beneficial ownership of MGP and EGP following (i) a transfer of indirect beneficial ownership of fifty percent (50%) of the capital stock of each of MGP and EGP, and an indirect beneficial interest in certain Units, previously beneficially owned indirectly by Maria M. Pope as a trustee of certain trusts and as controlling person of certain entities as described herein; (ii) a transfer of Units previously owned by Gordon P. Andrews to the Descendants Trust; and (iii) succession of Gordon P. Andrews as the Andrews General Partner Shareholder and as the sole trustee of the Andrews Trust upon the death of Edith A. Tobin on January 23, 2019. Ms. Pope, via her indirect beneficial ownership of capital stock of MGP and EGP and of certain Units of which beneficial ownership is attributable to her, is the successor in interest to the late Peter T. Pope, formerly a director of MGP until 2012 and an immediate family member of Ms. Pope. From time to time Ms. Pope has acquired an additional 27,745 Units using her personal funds, and has earned an additional 7,635 Units as compensation for her services as a director of MGP.

Mr. Andrews is the sole trustee of the Emily T. Andrews 1987 Revocable Trust, and in such capacity may be deemed to be the indirect beneficial owners of fifty percent (50%) of the capital stock of each of MGP and EGP, and an indirect beneficial interest in the Units held in each such entity. Mr. Andrews, via his indirect beneficial ownership of capital stock of MGP and EGP and of the Units held therein, for which beneficial ownership is attributable to him, is the successor in interest to Emily Andrews, who is an immediate family member of Mr. Andrews.

Mr. Andrews became the sole remaining trustee of the Emily T. Andrews Trust, and thus succeeded to shared indirect beneficial ownership of such trust in the general partner shares and the units held by the General Partners, upon the death of Adolphus Andrews, former trustee and co-trustee, on January 13, 2017, and of Edith Tobin, also a former co-trustee, on January 23, 2019. Mr. Andrews is currently the Andrews General Partner Shareholder as determined in accordance with the Shareholders Agreement, and he serves as an observer and advisor to the board of directors of Pope MGP, Inc. Ms. Pope is currently the Pope General Partner Shareholder and in a series of related transactions, the last of which occurred on March 29, 2019, Ms. Pope acquired the interests of certain other members of the Pope Family and currently serves as a director of Pope MGP, Inc.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons are filing this Schedule 13D to update their holdings of the Issuer’s securities following the transfer of securities by Ms. Pope as reported in Item 3, above, and to report the execution of an Agreement Regarding Joint Filing on April 8, 2019.

The Reporting Persons may review on an ongoing and continuing basis their investment in the Issuer. The Reporting Persons may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of the Reporting Person’s securities of the Issuer; provided, however, that the sale or other disposition of capital stock of MGP and EGP, and the sale or disposition of Units held by each such entity, is restricted by the Shareholders Agreement, the terms of which are summarized under Item 6, below, and which is filed as Exhibit 9.1 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and is incorporated herein by reference. The summary referenced under Item 6 is not a complete description of the Shareholders Agreement. Subject to the preceding sentence, any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to such Reporting Persons, tax considerations and other factors.

The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D, except as set forth herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The beneficial ownership of the Units by each Reporting Person at the date hereof is reflected on that Reporting Person’s cover page. On March 29, 2019, PT Pope Properties, LLC, made a distribution of 41,073 limited partner units of the Issuer to a member of such entity in connection with the liquidation of the member’s interest therein. On March 29, 2019, the Issuer issued 132 limited partner units to Maria M. Pope as compensation for services rendered to MGP.

Other than the foregoing, there were no transactions effected by the Reporting Persons in the Units within the past sixty (60) days.

ITEM 6.	CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the relationships mentioned above and except as described in this Item 6, to the knowledge of the Reporting Persons, none of the Reporting Persons is party to any other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The Amended and Restated Agreement of Limited Partnership of the Issuer dated February 20, 2019, vests in MGP and EGP substantially complete control over the Issuer’s business and affairs.

Ms. Pope, as sole trustee of the PMG Trust UTA dated June 28, 2016, beneficially owns 50% of the shares of each of MGP and EGP, which are held in the PMG Family Limited Partnership, and subject to the Shareholders Agreement, owns the right to vote or direct the voting of, and to dispose of or direct the disposition of, such shares. Further, in such capacity Ms. Pope shares the ability, subject to the Shareholders Agreement, to vote or direct the voting of, and to dispose of or direct the disposition of, the 60,000 Units owned collectively by MGP and EGP.

Mr. Andrews, as sole trustee of the Andrews Trust, beneficially own 50% of the shares of each of MGP and EGP, and subject to the Shareholders Agreement and to his obligations as trustee of the Andrews Trust, owns the right to vote or direct the voting of, and to dispose of or direct the disposition of, such shares. Further, in such capacity Mr. Andrews shares the ability, subject to the Shareholders Agreement, to vote or direct the voting of, and to dispose of or direct the disposition of, the 60,000 Units owned collectively by MGP and EGP.

The Shareholders Agreement grants certain rights to, and places certain restrictions upon, the shareholders of MGP and EGP to appoint the directors of MGP. As of the date of this report, Maria M. Pope serves as the MGP director appointed by the Pope General Partner Shareholder pursuant to Section 7.1(a)(2) of the Shareholders Agreement, and Sandy D. McDade serves as the MGP director appointed by the Andrews General Partner Shareholder pursuant to Section 7.1(a)(1) thereof. The Shareholders Agreement further restricts such shareholders from transferring any beneficial interest in such securities, and provides for the appointment of successor stockholders in the event the then-current stockholders cease for any reason to continue as stockholders and directors of MGP. The Shareholders Agreement has remained in effect and unmodified other than for the succession of the current stockholders to the beneficial interests described herein, in each case since the formation of the Issuer on December 16, 1986.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

7.1	Agreement Regarding Joint Filing of Statement on Schedule 13D dated April 8, 2019.

7.2	Amended and Restated Agreement of Limited Partnership of Pope Resources, A Delaware Limited Partnership, dated February 20, 2019, filed as Exhibit 3.2 to the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and incorporated herein by reference.

7.3	Shareholders Agreement entered into by and among Pope MGP, Inc., Pope EGP, Inc., Peter T. Pope, Emily T. Andrews, P&T, present and future directors of Pope MGP, Inc. and the Partnership, dated as of November 7, 1985, filed as Exhibit 9.1 to the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POPE MGP, INC.

Date: April 8, 2019	/s/ Thomas M. Ringo
	By:	Thomas M. Ringo
	Title:	President

POPE EGP, INC.

Date: April 8, 2019	/s/ Thomas M. Ringo
	By:	Thomas M. Ringo
	Title:	President

Date: April 8, 2019	/s/ Maria M. Pope
MARIA M. POPE

PT POPE PROPERTIES LLC

Date: April 8, 2019	/s/ Maria M. Pope
	By:	Maria M. Pope
	Title:	Managing Member

PMG FAMILY LIMITED PARTNERSHIP

Date: April 8, 2019	/s/ Maria M. Pope
	By:	Maria M. Pope
	Title:	General Partner

Date: April 8, 2019	/s/ Gordon P. Andrews
GORDON P. ANDREWS

GORDON P. ANDREWS DESCENDANTS TRUST

Date: April 8, 2019	/s/ Gordon P. Andrews
	By:	GORDON P. ANDREWS
	TITLE:	TRUSTEE

EMILY T. ANDREWS 1987 REVOCABLE TRUST

Date: April 8, 2019	/s/ Gordon P. Andrews
	By:	Gordon P. Andrews
	Title:	Trustee